                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 24)*

                          Intek Diversified Corporation
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  458134 10 3
                         ______________________________

                                 (CUSIP Number)

                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1997
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

______________


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________                                      ____________________
CUSIP NO. 458134 10 3                 13D                   PAGE 2 OF    PAGES

_______________________________________________________________________________
        1       NAME OF REPORTING PERSONS
                S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Simmonds Capital Limited

_______________________________________________________________________________
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]

_______________________________________________________________________________
        3       SEC USE ONLY

_______________________________________________________________________________
        4       SOURCE OF FUNDS*

                wc; oo

_______________________________________________________________________________
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

_______________________________________________________________________________
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

_______________________________________________________________________________
                                        7       SOLE VOTING POWER

                                                4,432,550

        NUMBER OF
         SHARES                  ______________________________________________
      BENEFICIALLY                      8       SHARED VOTING POWER
        OWNED BY
          EACH                                      --
        REPORTING
      PERSON WITH                ______________________________________________
                                        9       SOLE DISPOSITIVE POWER

                                                4,432,550

                                 ______________________________________________
                                        10      SHARED DISPOSITIVE POWER

                                                     --

_______________________________________________________________________________
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,432,550

_______________________________________________________________________________
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [  ]

_______________________________________________________________________________
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.1%

_______________________________________________________________________________
        14      TYPE OF REPORTING PERSON*

                CO

_______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3

                                  SCHEDULE 13D

The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"),on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), On April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), on November 6 , 1996 ("Amendment No. 21"), as restated and amended on November 30 , 1996 ("Amendment No. 22"), as amended on December 27, 1996 ("Amendment No. 23") and as amended on January 21, 1997 ("Amendment No. 24") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

Item 3 of the Schedule 13D is amended by inserting new subparagraphs (k), (l),
(m), (n), (o), and (p) as follows:

     (k) On January 30, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $37,500.

     (l) On January 31, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.875 per share, for cash from SCL's working capital for an aggregate purchase price of $38,750.

     (m) On February 3, 1997, purchased 14,000 shares of Common Stock on the open market at a price of $4.00 per share, for cash from SCL's working capital for an aggregate purchase price of $56,000.

     (n) On February 4, 1997, purchased 5,000 shares of Common Stock on the open market at a price of $3.875 per share, for cash from SCL's working capital for an aggregate purchase price of $19,375.

     (o) On February 4, 1997, purchased 3,300 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $12,375.


     (p) On February 7, 1997, purchased 24,400 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $91,500.


Item 4.   PURPOSE OF THE TRANSACTION
          --------------------------

Item 4 of the Schedule 13D is amended by inserting the following immediately prior to the last paragraph thereof:

On January 30, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $37,500.

On January 31, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.875 per share, for cash from SCL's working capital for an aggregate purchase price of $38,750.

On February 3, 1997, purchased 14,000 shares of Common Stock on the open market at a price of $4.00 per share, for cash from SCL's working capital for an aggregate purchase price of $56,000.

On February 4, 1997, purchased 5,000 shares of Common Stock on the open market at a price of $3.875 per share, for cash from SCL's working capital for an aggregate purchase price of 19,375.

On February 4, 1997, purchased 3,300 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $12,375.

On February 7, 1997, purchased 24,400 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $91,500.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

The first sentence of Item 5 of the Schedule 13D is amended by deleting the reference therein to "6,399,183" and inserting in its stead "6,465,883".

Item 5 is further amended by inserting the following new subparagraph (u) immediately following subparagraph (t)

     (u) On each of January 30, 1997, January 31, 1997, February 3, 1997, February 4, 1997 February 4, 1997 and February 7, 1997 SCL acquired 10,000, 10,000, 14,400, 5,000, 3,300 and 24,400 shares respectively of common stock in open market transactions thereby increasing SCL's beneficial ownership of Common Stock to 4,432,550 or 11.1%.




                               Page 3 of 4 Pages

CUSIP NO. 458134 10 3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                        SIMMONDS CAPITAL LIMITED


                        February 11, 1997
                        _______________________________________________________
                                                (Date)

                        /s/ David C. O'Kell
                        _______________________________________________________
                                              (Signature)

                        David C. O'Kell, Executive Vice President and Secretary
                        _______________________________________________________
                                              (Name/Title)